Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated November 2, 2021

Registration No. 333-228923

Walgreens Boots Alliance, Inc.

Pricing Term Sheet

$850,000,000 0.950% Notes due 2023

Issuer:	Walgreens Boots Alliance, Inc.
Trade Date:	November 2, 2021
Settlement Date:

T+10, November 17, 2021. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled closing date for this offering will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Expected Ratings*	Baa2 (Moody’s) / BBB (S&P)
Security:	0.950% Notes due 2023
Principal Amount:	$850,000,000
Maturity:	November 17, 2023
Coupon:	0.950%
Benchmark Treasury:	0.375% due October 31, 2023
Benchmark Treasury Price and Yield:	99-26 3⁄4;0.458%
Spread to Benchmark Treasury:	+50 bps
Yield to Maturity:	0.958%
Price to Public:	99.984% of the principal amount
Day Count Convention:	30/360
Interest Payment Dates:	May 17 and November 17, commencing on May 17, 2022
Optional Redemption:
Make-Whole Call:	Prior to May 17, 2022 (18 months prior to the maturity date) (the “Par Call Date”), at any time in whole or from time to time in part, at a discount rate of the Treasury Rate plus 10 basis points.
Par Call:	On or after the Par Call Date, at any time in whole or from time to time in part, at par.
CUSIP/ISIN:	931427 AU2 / US931427AU21

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC
Senior Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. UBS Securities LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Managers:	Academy Securities, Inc. Intesa Sanpaolo S.p.A. Loop Capital Markets LLC NatWest Markets Securities Inc. Samuel A. Ramirez & Company, Inc. Truist Securities, Inc.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Issuer’s preliminary prospectus supplement, dated November 2, 2021, to the Issuer’s prospectus, dated December 20, 2018 (collectively, the “prospectus”).

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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